                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K



[X]      ANNUAL REPORT PURSANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the transition period from ______________ to _______________.



                           Commission File No. 0-23866



A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                    VARI-L COMPANY, INC. PROFIT SHARING PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              VARI-L COMPANY, INC.
                               4895 Peoria Street
                             Denver, Colorado 80239
                                 (303) 371-1560

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                      Vari-L Company, Inc. Profit Sharing Plan




Date: June 28, 2002                   By: /s/ Richard P. Dutkiewicz
                                         ---------------------------------------
                                         Richard P. Dutkiewicz, Trustee

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN



                                TABLE OF CONTENTS

                                                                                                               PAGE
Independent Auditors' Report                                                                                      5

Statements of Net Assets Available for Participant Benefits -
     December 31, 2001 and 2000                                                                                   6

Statements of Changes in Net Assets Available for Participant Benefits -
     Years ended December 31, 2001 and 2000                                                                       7

Notes to Financial Statements                                                                                     8

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
     December 31, 2001                                                                                           12

                          INDEPENDENT AUDITORS' REPORT



The Plan Administrator
Vari-L Company, Inc. Profit Sharing Plan:


We have audited the accompanying statement of net assets in liquidation of the Vari-L Company, Inc. Profit Sharing Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets in liquidation for the year then ended. In addition, we have audited the accompanying statement of net assets available for participant benefits as of December 31, 2000, and the related statement of changes in net assets available for participant benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note 1(h) to the financial statements, the Board of Directors of Vari-L Company, Inc. approved a plan of liquidation of the Vari-L Company, Inc. Profit Sharing Plan on December 31, 2001 and the Company commenced liquidation in March 2002. As a result, the Company has changed its basis of accounting as of December 31, 2001 from the going-concern basis to a liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for participant benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2001 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         KPMG LLP


Denver, Colorado
June 1, 2002

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

           Statements of Net Assets Available for Participant Benefits

                           December 31, 2001 and 2000


                                                                       2001            2000
                                                                   (LIQUIDATION    (GOING-CONCERN
                          ASSETS                                       BASIS)          BASIS)
                                                                   ------------    --------------
Cash                                                                  $     --              72
Investments, at fair value:
     Money market fund                                                     924             700
     Vari-L Company, Inc. common stock                                 187,478         175,761
                                                                      --------        --------
                 Total investments                                     188,402         176,461
Employer contribution receivable                                            --             113
                                                                      --------        --------
                 Net assets available for participant benefits        $188,402         176,646
                                                                      ========        ========

See accompanying notes to financial statements

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

     Statements of Changes in Net Assets Available for Participant Benefits

                     Years ended December 31, 2001 and 2000

                                                                      2001              2000
                                                                   (LIQUIDATION     (GOING-CONCERN
                                   ADDITIONS                          BASIS)            BASIS)
                                                                   ------------     --------------
Employer contributions                                              $       --             9,470
Investment income (loss):
     Net realized and unrealized appreciation (depreciation)
        in fair value of investments                                    11,717        (3,837,449)
     Interest and dividends                                                 39                50
                                                                    ----------        ----------
                 Total additions (reductions)                           11,756        (3,827,929)
                                                                    ----------        ----------
                                  DEDUCTIONS
Distributions paid to participants                                          --            29,764
                                                                    ----------        ----------
                 Net increase (decrease)                                11,756        (3,857,693)
Net assets available for participant benefits:
     Beginning of year                                                 176,646         4,034,339
                                                                    ----------        ----------
     End of year                                                    $  188,402           176,646
                                                                    ==========        ==========

See accompanying notes to financial statements

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(1)    DESCRIPTION OF THE PLAN

       The following description of the Vari-L Company, Inc. Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan was established by Vari-L Company, Inc. (the Company) effective January 1, 1990, for the benefit of its employees and beneficiaries. The Plan was subsequently amended and restated effective April 19, 1994 and has since been amended. The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All employees who have completed at least 1,000 hours of service during the first twelve months of their employment, or during any Plan year and have reached 21 years of age, are eligible to participate. Once employees are admitted to the Plan, they remain in the Plan until termination of employment regardless of the number of hours worked in succeeding years. Employees become eligible to participate in the Plan on January 1 or July 1 after meeting the eligibility requirements.

       (b)    CONTRIBUTIONS

              The Company makes discretionary contributions, as determined by its Board of Directors. Employer contributions for the years ended December 31, 2001 and 2000 were $0 and $9,470, respectively.

              Employees may make voluntary after-tax contributions to the Plan of up to 10% of their compensation. There were no employee contributions to the Plan for the years ended December 31, 2001 and 2000.

       (c)    PARTICIPANT ACCOUNTS

              Company contributions and amounts forfeited by terminated participants are allocated among active participants who are employees on the last day of the Plan year in the same proportion as the compensation of each respective participant during the year to the total compensation of all participants during the year. Compensation is limited as required by the Internal Revenue Code.

              Net investment income (or loss) for the year is allocated to participants' accounts based upon the beginning of the year balance, less any distributions, in each individual participant's account.

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



       (d)    VESTING

              Participants are immediately vested in their voluntary contributions, adjusted by actual earnings and losses thereon, and vest in Company contributions, adjusted by actual earnings and losses thereon, in accordance with the following table:

                               YEARS OF SERVICE               VESTING %
                               ----------------               ---------
                                       1                           0%
                                       2                           0%
                                       3                          20%
                                       4                          40%
                                       5                          60%
                                       6                          80%
                                       7                         100%


              Participants become 100% vested in Company contributions on the earlier of death, permanent disability or normal retirement age.

       (e)    FORFEITURES

              Amounts forfeited by terminated participants are allocated to the remaining participant accounts at the end of every plan year. Forfeitures during the years ended December 31, 2001 and 2000 were $0 and $14,036, respectively.

       (f)    PAYMENT OF BENEFITS

              Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution, equal to the value of the participant's vested interest in their account, or periodic installments, as selected by the participant within defined limits, not to exceed the lesser of ten years, or the life expectancy of the participant. Distributions may be made in cash or stock.

       (g)    ADMINISTRATIVE EXPENSES

              Certain administrative functions are performed by officers and employees of the Company, without compensation from the Plan. Administrative expenses of the Plan are paid by the Company.

       (h)    PLAN TERMINATION

              The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

              On December 31, 2001, the Company's Board of Directors resolved to terminate the Plan. All plan participants became immediately and fully vested in their respective account balances. In conjunction with the complete transfer of assets out of the Plan, which commenced on March 15, 2002, the Plan was effectively terminated on March 15, 2002. As a result of this plan termination, the Plan's basis of accounting as of and for the year ended December 31, 2001 and for all subsequent periods was changed from the going-concern basis to a liquidation basis.

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan are presented on the accrual basis of accounting.

       (b)    INVESTMENT VALUATION AND INCOME RECOGNITION

              Investments are recorded at fair value based on quoted market prices. Money market funds are recorded at cost which approximates market value. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Purchases and sales of securities are reflected on a trade date basis. Gain or loss on sale of securities is based upon average cost.

              The Plan presents, in the statements of changes in net assets available for participant benefits, the net appreciation (depreciation) in the fair value of investments which consists of the realized gains or losses and the unrealized gains or losses on those investments.

       (c)    USE OF ESTIMATES

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of net assets available for benefits and the reported amounts of additions and deductions in net assets during the reporting period. Actual results could differ significantly from those estimates.

       (d)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (e)    RECLASSIFICATION

              Certain prior year balances have been reclassified to conform to the current year presentation.

(3)    INVESTMENTS

       Investments representing 5% or more of net assets available for plan benefits as of December 31 are as follows:

                                                       FAIR VALUE
                                                ------------------------
                                                  2001            2000
                                                --------        --------
       Vari-L Company, Inc. common stock        $187,478         175,761

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



(4) CHANGES IN NET ASSETS AVAILABLE FOR PARTICIPANT BENEFITS BY INVESTMENT ALTERNATIVE FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                              VARI-L COMPANY,      CASH AND MONEY
                                                             INC. COMMON STOCK      MARKET FUNDS           TOTAL
                                                             -----------------     --------------       -----------
        Net assets available for participant benefits at
            December 31, 1999                                   $ 4,033,500                 839           4,034,339
                                                                -----------         -----------         -----------

        Additions to net assets attributed to:
            Employer contributions                                    9,357                 113               9,470
            Investment income (loss):
              Net realized and unrealized depreciation
                in fair value of investments                     (3,837,449)                 --          (3,837,449)
              Interest and dividends                                     --                  50                  50
        Distributions paid to participants                          (29,647)               (117)            (29,764)
                                                                -----------         -----------         -----------

                      Net increase (decrease) in net
                        assets available for participant
                        benefits                                 (3,857,739)                 46          (3,857,693)
                                                                -----------         -----------         -----------

        Net assets available for participant benefits at
            December 31, 2000                                       175,761                 885             176,646
                                                                -----------         -----------         -----------

        Additions to net assets attributed to:
            Investment income:
              Net realized and unrealized appreciation
                in fair value of investments                         11,717                  --              11,717
              Interest and dividends                                     --                  39                  39
                                                                -----------         -----------         -----------

                      Net increase in net assets
                        available for participant
                        benefits                                     11,717                  39              11,756
                                                                -----------         -----------         -----------

        Net assets available for participant benefits at
            December 31, 2001                                   $   187,478                 924             188,402
                                                                ===========         ===========         ===========


(5)    TAX STATUS

       The Plan obtained its latest determination letter on October 5, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has since been amended. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC and thus continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                              VARI-L COMPANY, INC.
                               PROFIT SHARING PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001



                                                                 HISTORICAL          NUMBER OF           FAIR
            Description                                             cost          shares or units       value
        -------------------                                      ----------       ---------------      --------
        Money market fund                                         $    924                924          $    924
        Vari-L common stock                                        236,862            117,174           187,478
                                                                                                       --------
                                                                                                       $188,402
                                                                                                       ========

        All investments are held by Wells Fargo Bank West, N.A. which is a party-in-interest

        See accompanying independent auditors' report.